Exhibit 14.4

CHARTER OF THE
COMPENSATION COMMITTEE
OF THE BOARD OF DIRECTORS OF
BAZI INTERNATIONAL, INC.

I.	PURPOSE

The Compensation Committee (the “Committee”) is appointed to discharge the responsibilities of the Board of Directors (the “Board”) of Bazi International, Inc., a Nevada corporation (the “Company”), relating to compensation of the Board and the Company’s executive officers.

II.           MEMBERSHIP

The Committee shall consist of two or more directors, each of whom shall satisfy the definition of (a) “independent” as that term is defined from time to time by the listing standards of the American Stock Exchange (AMEX),; (b) “non-employee director” as that term is defined in Rule 16b-3 of the rules and regulations promulgated under the Securities Exchange Act of 1934; and (c) “outside director” as that term is defined for the purposes of the Internal Revenue Code, Section 162(m), as amended.  Membership on the Committee is determined annually by the Board. The Committee’s chairperson (the “Chairperson”) shall be designated by the Board or, if the Board has not done so prior to any meeting of the Committee, the Committee members shall elect a Chairperson by the affirmative vote of a majority of the Committee’s members at such meeting. Each Committee member shall serve until his or her successor is duly elected and qualified. The Board may remove any member from the Committee at any time with or without cause. Should any member of the Committee cease to satisfy the definitions referenced in clauses (a), (b) and (c) of the preceding paragraph, or should any member cease to be a member of the Board, such member shall immediately resign his or her membership on the Committee without any request, notice or other action by the Board or any other person or party.

III.           COMMITTEE MEETINGS

The Committee shall meet at least once per calendar year. Additional meetings are scheduled as needed and shall be called by the Chairperson, or if none, by any Committee member. A majority of the total number of members of the Committee shall constitute a quorum for the transaction of business. Minutes of a meeting of the Committee shall be recorded by the secretary of such meeting, which shall be appointed by the chairperson at each such meeting. The approval or an act by a majority of the members present at a meeting at which a quorum is present shall constitute the approval or an act by the Committee. The Committee may also act by unanimous written consent without a meeting.

IV.           COMPENSATION PHILOSOPHY

The Company’s compensation policies with respect to the Company’s Board members and executive officers are based on the principles that compensation should, to a significant extent, be reflective of the financial performance of the Company, and that a significant portion of executive officers’ compensation should provide long-term incentives. The Committee seeks to have Board member and executive compensation set at levels that are sufficiently competitive so that the Company may attract, retain and motivate high quality Board members and executives to contribute to the Company’s success. In assessing overall compensation for Board members and executive officers, the Committee considers the Company’s performance, relative stockholder return and industry position, general industry data, awards given to the Company’s executives in past years, and the recommendations of third-party consultants.

V.           RESPONSIBILITIES AND AUTHORITY

The Committee shall:

1.           Review and approve the Company’s goals and objectives relating to Chief Executive Officer compensation, evaluate the Chief Executive Officer’s performance in light of such goals and objectives, and set the Chief Executive Officer’s compensation level, perquisites and other benefits based on this evaluation, all in keeping with the Committee’s compensation philosophy set forth in this charter. The Chief Executive Officer may not be present during deliberations or voting concerning the Chief Executive Officer's performance and compensation;

2.           In consultation with the Company’s Chief Executive Officer, review and approve the compensation level, perquisites and other benefits of other executive officers of the Company, taking into account the recommendation of the Chief Executive Officer and such other information as the Committee believes appropriate, and review with the Chief Executive Officer the compensation of other executive officers, all in keeping with the Committee’s compensation philosophy set forth in this charter;

3.           Review and recommend to the Board new executive compensation programs; review annually the operation of the Company’s executive compensation programs to determine whether they are properly coordinated and achieving their intended purpose(s); establish and periodically review policies for the administration of executive compensation programs;

4.           Review and recommend to the Board the appropriate structure and amount of compensation for the Directors;

5.           Establish and periodically review policies in the area of senior management perquisites;

6.            Review and approve material changes in the Company’s employee benefit plans; make recommendations to the Board with respect to incentive-compensation plans, equity-based plans and deferred compensation plans, and establish criteria for the granting of options and other stock-based awards to the Company's executive officers and other employees and review and approve the granting of options and other stock-based awards to the Company’s executive officers, including administering the Company's 2003 Stock Option/Stock Issuance Plan and any other incentive-compensation plans, equity-based plans and deferred compensation plans;

7.           Review and recommend to the Board the terms of any employment agreement to be executed by the Company with an executive officer of the Company;

8.           Have the sole authority to retain, and terminate, any third party consultants to assist in the evaluation of director, chief executive officer or executive compensation, and shall have sole authority to approve such consultant’s fees and other retention terms. The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to any such consultant employed or retained by the Committee;

9.           Review and reassess the adequacy of this charter annually and recommend any proposed changes to the Board for approval. Additionally, the Committee shall annually evaluate its own performance. The Committee shall prepare, and report to the Board the results of, such annual performance evaluation, which shall compare the performance of the Committee with the requirements of this charter; and

10.           Produce an annual report of the Committee on executive compensation for the Company’s annual proxy statement in compliance with applicable rules and regulations.

VI.           REPORTS TO THE BOARD

All action taken by the Committee shall be reported to the Board at the next Board meeting following such action.  In addition, compensation matters may be discussed in executive session with the full Board during the course of the year.